

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

<u>Via Facsimile</u>
Kevin M. Dotts
Chief Financial Officer
Internap Network Services Corporation
One Ravinia Drive, Suite 1300
Atlanta, GA 30346

      Re: **Internap Network Services Corporation**
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 23, 2012
              Form 10-Q for the quarterly period ended September 30, 2012
              Filed October 25, 2012
              File No. 001-31989

Dear Mr. Dotts:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Stephen Krikorian

              Stephen Krikorian
              Accounting Branch Chief